FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of a Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2023

Commission File Number: 001-13928
Royal Bank of Canada

(Exact name of registrant as specified in its charter)

200 Bay Street Royal Bank Plaza Toronto, Ontario Canada M5J 2J5 Attention: Senior Vice-President, Associate General Counsel & Secretary	1 Place Ville Marie Montreal, Quebec Canada H3C 3A9 Attention: Senior Vice-President, Associate General Counsel & Secretary

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

THIS REPORT ON FORM 6-K AND THE EXHIBITS HERETO SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE AS EXHIBITS TO ROYAL BANK OF CANADA’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-259205) AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

EXHIBITS

Exhibit	Description of Exhibit

4.8
Fourth Supplemental Indenture dated as of June 22, 2023 between Royal Bank of Canada and The Bank of New York Mellon (as successor to JPMorgan Chase Bank, National Association), as Trustee, to the Indenture dated as of October 23, 2003

4.9
Fifth Supplemental Indenture dated as of June 22, 2023 between Royal Bank of Canada and The Bank of New York Mellon (as successor to JPMorgan Chase Bank, National Association), as Trustee, to the Indenture dated as of October 23, 2003

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROYAL BANK OF CANADA

By:	/s/ Sarah Lem
Name: Sarah Lem

Title: Authorized Officer

Date:	June 22, 2023

ROYAL BANK OF CANADA

By:	/s/ Clive Tucker
Name: Clive Tucker

Title: Authorized Officer

Date:	June 22, 2023